Exhibit 3.45

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 03:00 PM 12/18/1997 971437375 – 2835348

CERTIFICATE OF FORMATION

OF

NESLEIN HOLDING, L.L.C.

1. The name of the limited liability company is

NESLEIN HOLDING, L.L.C.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The Certificate of formation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of NESLEIN HOLDING, L.L.C. this 18th day of December, 1997.

ACNIELSEN CORPORATION

/s/ Mary A. Dresdow
Mary A. Dresdow
Authorized Person